UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                             SCHEDULE 13D/A

                Under the Securities Exchange Act of 1934
                            (Amendment No. 1)

                          Cytec Industries Inc.
               -------------------------------------------
                            (Name of Issuer)


                      Common Stock, $.01 par value
                   ----------------------------------
                     (Title of Class of Securities)

                               232820 10 0
                               -----------
                             (CUSIP Number)

                       LOUIS L. HOYNES, JR., ESQ.
                Senior Vice President and General Counsel
                   American Home Products Corporation
                  5 Giralda Farms, Madison, N.J. 07940
                             (201) 660-5000
                           -------------------
       (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                             August 17, 1995
                        -------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232820 10 0

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Home Products Corporation ("Parent")
     Tax I.D. 13-2526821

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) N/A
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     -0- (assuming completion of Second Closing, as defined herein)

8.   SHARED VOTING POWER

     27,744 (see Item 5)

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     27,744

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,744

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.21% (based on the representations made by Issuer in the Repurchase Agreement (as defined herein))

14.  TYPE OF REPORTING PERSON*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Statement on Schedule 13D (the "Original Statement"), dated December 1, 1994, for the event which occurred on November 21, 1994, filed by American Home Products Corporation, a Delaware corporation ("Parent"), and on behalf of AC Acquisition Corp., a Delaware corporation ("AC Acquisition") is hereby amended by this Amendment, dated August 21, 1995, to report the event which occurred on August 17, 1995 and to reflect certain changes in the information previously filed relating to the outstanding Common Stock, $.01 par value (the "Common Stock") of Cytec Industries Inc., a Delaware corporation ("Cytec"), which has its principal executive offices at Five Garret Mountain Plaza, West Paterson, New Jersey 07424.

     The entire Statement on Schedule 13D is hereby amended by deleting all references to AC Acquisition Corp., which has been merged with and into American Cyanamid Company ("ACY") pursuant to the Agreement and Plan of Merger, dated August 17, 1994, as amended, among Parent, AC Acquisition Corp. and American Cyanamid Company, and no longer has separate existence.

     Item 4 is hereby amended to add the following language after the second paragraph of Item 4 in the Original Statement:

     Proceeds from the sale of the securities described in Item 5 below will be used to repay outstanding commercial paper.

     Item 5 is hereby amended to add the following language after the first paragraph of Item 5 in the Original Statement:

     On August 17, 1995, Parent, through ACY (a wholly-owned subsidiary of Parent) and Cytec, entered into a Preferred Stock Repurchase Agreement (the "Repurchase Agreement") a copy of which is attached hereto as Exhibit V and is hereby incorporated herein by reference. The transactions contemplated by the Repurchase Agreement are to be consummated in two transactions:

     Pursuant to the Repurchase Agreement, within 10 business days of August 17, 1995 unless extended, Parent will sell to Cytec 3,820,895 shares of Cytec's Series A Cumulative Adjustable Preferred Stock at a price of approximately $23.55 per share (the "First Closing"), subject to certain conditions set forth in the Repurchase Agreement. Through the date of the First Closing, Parent will receive a total of $90 million plus accrued and unpaid dividends.

     At a subsequent closing (the "Second Closing"), Parent will sell to Cytec 4,175,105 shares of Cytec's Series B Cumulative Convertible Preferred Stock in consideration for the payment by Cytec the sum of (i) $113,804,723.80, (ii) an amount equal to the proceeds (after deducting a portion of the underwriting fees and commissions) of a proposed public offering by Cytec of 3,550,000 shares of Common Stock, which represents the number of shares of Common Stock into which 2,668,862 shares of Series B Preferred Stock are convertible, but not less than $140,100,000 (the equivalent of $42 per share), and (iii) accrued and unpaid dividends through the date of the Second Closing. The purchase and sale of the Series B Preferred Stock under the Repurchase Agreement is subject to certain conditions, including the availability to Cytec of bank financing for a portion of the purchase price and the completion of the proposed public offering by Cytec at a price of not less than $42 per share.

     In addition, if during the two-year period following the Second Closing a person announces an offer to purchase more than 50% of Cytec's Common Stock, and such offer is subsequently consummated, Cytec will pay to ACY an amount of the acquisition premium on up to approximately 2 million shares of common stock, as more fully described in the Repurchase Agreement.

     Parent and Cyanamid have agreed, for the two-year period set forth above, (i) not to take any action, directly or indirectly, having the purpose of inducing any person to seek to acquire Cytec, and (ii) to reject any requests for waivers, consents or approvals in connection with an offer, or possible offer, to acquire Cytec (including with respect to the Series C Cumulative Preferred Stock).

     Parent continues to hold 4,000 shares of Cytec's Series C Preferred
Stock which is not convertible to Common Stock. In addition, Parent, through Lederle Pipercillin, Inc., an indirect wholly owned subsidiary of ACY, owns 27,744 shares of Common Stock which represents 0.21% of the outstanding Common Stock. Parent's beneficial ownership decreased below 5% on August 17, 1995.

     Item 7 is hereby amended to add the following language at the end of
Item 7 in the Original Statement:

     Exhibit V Preferred Stock Repurchase Agreement by and between Parent and Cytec, dated as of August 17, 1995.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:     August 21, 1995

                         AMERICAN HOME PRODUCTS CORPORATION

                         By:  /s/ Robert G. Blount
                              Robert G. Blount
                              Executive Vice President

                   Executive Officers and Directors of
                    American Home Products Corporation
                    ----------------------------------

     The names and titles of the executive officers and the names of the directors of American Home Products Corporation ("AHP") and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of AHP. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to AHP and each individual is a United States citizen.

EXECUTIVE OFFICERS            Position; Present Principal Occupation
------------------            --------------------------------------

John R. Stafford              Chairman, President and Chief
                              Executive Officer

Robert G. Blount              Executive Vice President

Stanley F. Barshay            Senior Vice President

Joseph J. Carr                Senior Vice President

Fred Hassan                   Senior Vice President

Louis L. Hoynes, Jr.          Senior Vice President and
                              General Counsel

John R. Considine             Vice President - Finance

Paul J. Jones                 Vice President and Comptroller

Rene R. Lewin                 Vice President - Human Resources

E. Thomas Corcoran            Vice President

Thomas M. Nee                 Vice President - Taxes

David Lilley                  Vice President (British Citizen)

William J. Murray             Vice President


DIRECTORS                     Position; Present Principal Occupation
-----------                   --------------------------------------

Clifford L. Alexander, Jr.    President of Alexander & Associates,
400 C Street, NE              Inc.(consulting firm specializing in
Washington, D.C. 20002        Workforce Inclusiveness)

Frank A. Bennack, Jr.         President and Chief Executive Officer
The Hearst Corporation        of The Hearst Corporation
959 Eighth Avenue             (owns and operates communications
New York, New York 10019      media)

Robert G. Blount              (as described above)

Robin Chandler Duke           National Chair, Population
                              Action International

John D. Feerick               Dean, Fordham University
Fordham University            School of Law since 1982
School of Law
140 West 62nd Street
New York, New York 10023

Fred Hassan                   (as described above)

John P. Mascotte              Chairman and Chief Executive Officer of The
                              Continental Corporation

Mary Lake Polan, M.D.         Chairman and Professor, Department of Obstetrics
                              and Gynocology Stanford University School of
                              Medicine

John R. Stafford              (as described above)

John R. Torell III            Chairman, Torell Management Inc.
Torell Management Inc.        (financial advisory company)
767 Fifth Avenue
46th Floor
New York, New York 10153

William Wrigley               President, Chief Executive Officer and
Wm. Wrigley, Jr. Company      member of the Board, Wm. Wrigley Jr.
410 North Michigan Avenue     Company (international manufacturer of
Chicago, Illinois 60611       chewing gum products)

                               Exhibit Index
                               -------------

Exhibit V Preferred Stock Repurchase Agreement by and between Parent and Cytec, dated July 27, 1995.